Exhibit G

FOR IMMEDIATE RELEASE - For more info contact JANA Partners LLC at (212) 455 0900

JANA PARTNERS RELEASES SUPPLEMENT TO PROXY ADVISOR PRESENTATION

New York, NY — March 21, 2013 — JANA Partners today released a supplement to its presentation for proxy advisors to put to rest new complaints made by Agrium Inc. (“Agrium”) (TSX / NYSE: AGU) regarding JANA’s initial presentation.  The supplement is available at www.JanaAGUAnalysis.com.

1.  Agrium complains that our peer methodology is “concocted” and rejected by analysts.

JANA Response:  Our methodology is nearly identical to the one Agrium used to compare its performance to peers last year (please see page 5 of today’s supplement).

2.  Agrium complains that market-based composites should be determined by the market value they contribute, not profit contribution.

JANA Response:  Agrium has significantly underperformed its peer index on this basis as well (please see page 6 of today’s supplement).

3.  Agrium complains that JANA unfairly uses 5 non-ag companies in its peer group.

JANA Response:  These are not our comparables, they are Agrium’s.  These are the same 5 companies that were widely promoted by Agrium as the most relevant comparables for its Retail business, before JANA pressed Agrium to unlock value for shareholders and Agrium switched its own comparables to avoid the debate (please see pages 7-8 of today’s supplement).

4.  Agrium complains that JANA’s peer composite overweights one peer, CF Industries.

JANA Response:  CF is heavily represented because it is Agrium’s most appropriate Nitrogen peer, and Nitrogen is a big part of Agrium.  CF has done a far superior job of allocating capital and thus has higher shareholder returns, but more skillful management of capital is not cause for exclusion from the peer group (please see page 9 of today’s supplement)

5.  Agrium complains that JANA uses a June 1, 2012 performance cutoff period reflecting the impact of JANA’s involvement.

JANA Response:  We leave it to the wisdom of all shareholders to determine whether Agrium’s first major share repurchase in years, doubling of a dividend announced two weeks earlier, and improved disclosure after years of declining disclosure had nothing to do with the shareholder pressure to improve in these areas that came first (please see page 10 of today’s supplement)

6.  Agrium complains that JANA employs a misleading valuation analysis.

JANA Response:  The best way to settle whether Retail is substantially undervalued would be to run a fair and independent review of the company’s structure, not one designed to reach a predetermined result as the company has previously done.

7.  Agrium complains that JANA unfairly measures margins to Gross Profit.

JANA Response:  Agrium in October, 2012 acknowledged in a presentation to investors that operating expense to gross profit is the appropriate benchmark for distribution companies and recently made this a public margin target (please see page 12 of today’s supplement)

8.  Agrium complains that JANA’s nominees are not independent and not aligned with shareholders because they will receive an incentive from JANA tied to share price performance.

JANA Response:  This is wrong on the law and the facts.  Everyone is entitled to their opinion, but not to their own legal system that magically discredits anyone who disagrees with them (please see pages 17-24 of today’s supplement)

9.  Agrium complains that JANA’s campaign has no credibility.

JANA Response:  Yes, we have been hearing that management says this as it flies from city to city meeting with shareholders multiple times, in its robocalls to shareholders, in its website videos, and more.  We look forward to the meeting on April 9th.

JANA’s supplement to its presentation to proxy advisors is available at www.JanaAGUAnalysis.com.

JANA URGES FELLOW SHAREHOLDERS TO VOTE THE BLUE PROXY CARD OR VIF FOR ITS EXPERIENCED AND INDEPENDENT BOARD NOMINEES

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